UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13699

Raytheon Company

(Exact name of registrant as specified in its charter)

870 Winter Street

Waltham, Massachusetts 02451

(781) 522-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

3.125% notes due 2020

2.50% notes due 2022

3.15% notes due 2024

7.20% notes due 2027

7.00% notes due 2028

4.875% notes due 2040

4.70% notes due 2041

4.20 % notes due 2044

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value: 1 holder

3.125% notes due 2020: 83 holders

2.50% notes due 2022: 84 holders

3.15% notes due 2024: 53 holders

7.20% notes due 2027: 46 holders

7.00% notes due 2028: 38 holders

4.875% notes due 2040: 40 holders

4.70% notes due 2041: 42 holders

4.20 % notes due 2044: 27 holders

Explanatory Note: On April 3, 2020, pursuant to the Agreement and Plan of Merger, dated as of June 9, 2019, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 9, 2020, by and among United Technologies Corporation, a Delaware corporation (“UTC”), Light Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of UTC (“Merger Sub”), and Raytheon Company, a Delaware corporation (the “Registrant”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant continuing as the surviving company of the Merger and a wholly owned subsidiary of UTC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Raytheon Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Raytheon Company

Date: April 13, 2020	By:	/s/ Frank R. Jimenez
	Name:	Frank R. Jimenez
	Title:	Vice President, General Counsel & Secretary